October 24, 2024

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

        Re: Phoenix Capital Group Holdings, LLC
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted on September 27, 2024
            CIK No. 0001818643
Dear Curtis Allen:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Cover Page

1. Please revise footnote (1) on the cover page and footnote (2) at page 136 to clarify, if true, that the sales commissions depend on the maturity of the notes sold. In this regard, we note that reference to the tenor of the notes may not be clear to investors.
 October 24, 2024
Page 2
2. Revise the cover page to disclose that a controlling percentage of membership units is held by Lion of Judah Capital, LLC. Please also disclose your chief executive officer's relationship to your controlling unitholder.
Company Structure, page 4

3. We note your revisions to footnote 8. Please revise to clarify whether you have any other subsidiaries that are not disclosed in the chart. If you do, please describe when they were formed and the nature of their operations.
The Offering, page 8

4. We note your disclosure here and at page 116 in response to prior comment 10. Please also revise the cover page to provide disclosure regarding the allocation of notes for each tranche, including separate interest rate, maturity, etc. Refer to
Item 501(b)(2) of
       Reg. S-K. In addition, please confirm that this information will be included on the cover page of each prospectus supplement.
Ranking, page 9

5. Please highlight your disclosure that your existing outstanding bonds will rank senior to the notes offered in this offering, if true. Also, please revise the third paragraph of the cover page to quantify the amount of senior debt outstanding.
We, through our investment in PhoenixOp and future assignment, page 20

6. We note that you have listed several risks related to your subsidiary. Please expand your disclosure to provide a discussion of how these risks may potentially affect your operations given the significance of PhoenixOp to you. Alternatively, please provide appropriate cross-references to this disclosure.
Risk Factors
The development of our estimated proved and probable undeveloped reserves..., page 26

7. We note your disclosure of total estimated probable reserves of 93.5 million Boe as of
       June 30, 2024 appears inconsistent with the 113.0 million Boe disclosed on page 16.
       Please revise your disclosure to resolve the inconsistency.
8. Your disclosure indicates capital expenditures of $620 million and $1,946 million are required to develop the proved and probable undeveloped reserves as of December 31,
       2023, respectively.

       Please provide us, as supplemental information, a schedule for your proved undeveloped reserves and separately a schedule for your probable undeveloped reserves showing the gross number of drilling locations, reserve volumes, and associated capital spending, by year and in total, from your five-year development plan that supports the proved and probable undeveloped reserve volumes disclosed as of December 31, 2023.

       Also, provide us a quantitative analysis with supporting documentation as to the specific sources and dollar amounts of funds sufficient to finance your future proved and probable development costs as scheduled by year. Please note the financing
 October 24, 2024
Page 3

       criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates. Your analysis should clearly show there is a reasonable expectation that all financing will be obtained and no shortfalls will occur prior to the scheduled development.

       If you do not have the funds and are unable to show a basis for having a reasonable expectation of obtaining the funds that would be necessary for these scheduled future investments, you will need to revise your proved and or probable reserve estimates to exclude quantities associated with development for which this financing criteria is not satisfied. Refer to Rule 4-10(a)(26) of Regulation S-X and question
131.04 in the
       Compliance and Disclosure Interpretations (   C&DIs   ) regarding Oil
and Gas Rules.
9. Please tell us the total capital expenditures to develop the proved and probable undeveloped reserves as of June 30, 2024. To the extent the capital expenditures are materially greater than the expenditures as of December 31, 2024, please provide us with an analysis as to the specific sources and dollar amounts of funds sufficient to finance the future development costs as of June 30, 2024. Please note the financing criteria in Rule 4-10(a)(26) of Regulation S-X applies to reserves of all categories as of the effective date of the estimates.
Use of Proceeds, page 50

10. We note your revised disclosure. Please clarify how your proceeds change if the full amount is not sold within the year. In this regard, we note your disclosure at page 136 regarding the maximum broker-dealer fee.
Fortress Credit Agreement, page 72

11. Please revise here, in the summary at page 2, in the risk factors at page 39, and elsewhere as appropriate to disclose the amount currently outstanding under the
       Fortress Credit Agreement. Also, please update your disclosure regarding your compliance with your financial covenants and those certain actions required to be taken within 45 days after August 12, 2024. In addition, clarify your discussion of the circumstances under which the $8.5 million tranche would become due and payable.
Business
Our Oil and Natural Gas Properties
Oil and Natural Gas Reserves, page 87

12. Please expand your footnote disclosure on page 88 for the periods ending June 30,
       2024, December 31, 2023, and December 31, 2022 to additionally provide the price for natural gas liquids.
 October 24, 2024
Page 4
13. We note your response to prior comment 4 and are unable to locate any changes in disclosure on page F-32. Furthermore, the discussion on page 88 does not clearly explain the underlying reason for the individual changes or combines the changes for two or more unrelated factors without providing the net amounts and an explanation for each factor. Refer to the disclosure requirements in Item 1203(b) of Regulation S-
       K and FASB ASC 932-235-50-5. Although Item 1203(b) does not require a tabular reconciliation of the changes in proved undeveloped reserves, please present your changes in a manner so the change in net reserve quantities between periods is fully reconciled and explained. We reissue the prior comment.
Index to Financial Statements, page F-1
Note 3 - Restatement of Prior Year Financial Statements, page F-14

14. We note your response to comment 7 and the inclusion of footnote 3 to address the restatement of the prior year financial statements. It appears you have included $10.2
       million that was identified as    severance and owner deducts    in the
previously
       reported statement of operations found in your Form 1-K for the year ended
       December 31, 2022 as cost of sales in your corrected consolidated statements of operations. Please clarify the nature of these amounts and why you believe classification as cost of sales is appropriate, including the authoritative guidance that supports your conclusion.
Note 16 - Segments, page F-27

15. We note your response to comment 8. In your footnote, you have identified segment operating profit as the performance metric used by the CODM to determine how to allocate resources and assess performance. We note you also disclose a second measure of segment profitability, segment net income. Please tell us if the CODM uses segment net income to allocate resources and assess performance. If so, please tell us how you considered ASC 280-10-50-28.
Exhibits

16. We note your Exhibit Index indicates that Exhibits 10.13-10.16 were previously filed.
       However, it does not appear that they have been filed. Please file these exhibits in your next amendment.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Chris Clark